June 13, 2005


      Mail Stop 4561

Mr. Cery B. Perle
President
Newport International Group, Inc.
73061 El Paseo, Suite 202
Palm Desert, CA  92260

      Re:	Newport International Group, Inc.
		Form 10-KSB for the year ended December 31, 2004
      Filed April 1, 2005
      File No. 000-30587

Dear Mr. Perle:

      We have reviewed your above referenced filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Consolidated Balance Sheet, page F-3

1. Tell us how you have determined to present the $912,501 restricted investment in marketable securities as a contra-equity account versus an asset. In your response cite the specific accounting literature that you have relied upon.



Consolidated Statements of Operations, page F-4

2. We note that you recorded a $10 million unrealized loss on your investment in Langley Park LLC for the year ended December 31, 2004.
This represents a significant amount of the original purchase price and it appears that a portion of the unrealized loss may be other than temporary. Please amend your financial statements to recognize into earnings any loss on the Langley investment that is other than temporary. Reference is made to paragraph 16 of SFAS 115 and SAB Topic 5M.


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.


      You may contact Kristi Beshears, Staff Accountant at (202)
551-
3429 or me at (202) 551-3486 if you have questions.



						Sincerely,



Daniel L. Gordon
Branch Chief


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Newport International Group, Inc.
June 13, 2005
Page 1